filed. It also means our completed 2019+2020 reviewed financials are not yet posted to a "Details" section of our campaign page. We expect our Form C to be filed within 1-2 weeks of our launch on April 15, 2021. And if you just can't wait that long to see the financials, get in touch and we'll share them with you directly.

During this testing of waters: (1) No money or other consideration is being solicited; (2) if sent, it will not be accepted; (3) no offer to buy securities will be accepted; (4) no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform; (5) any indication of interest involves no obligation or commitment of any kind; (6) we greatly appreciate any interest in, kind words about, and sharing of our work.

Like · Reply · Commented on by **Emily Hutto** ⓘ
· 1w

Comment as Mainste...